Exhibit (q) SEC Procedures Memo

Variable Life Administrative Policies and Procedures Applicable to Financial Transactions

Massachusetts Mutual Life Insurance Company & Affiliated Life Insurers

I. General Information

A. Securities Rule 6e-3 Requirement—As required by Rule 6e-3 (T) (b) (12) (ii) adopted pursuant to the Investment Company Act of 1940, this document sets forth a summary of the current principal administrative policies and procedures (the “Procedures”) which might be deemed to constitute, either directly or indirectly, Financial Transactions involving the variable life products (collectively referred to as the “Policies”) issued by Massachusetts Mutual Life Insurance Company (“MassMutual” or “MM”), C.M. Life Insurance Company (“CM Life” or “CM”), and/or MML Bay State Life Insurance Company (“Bay State” or “BS”) (collectively, MassMutual, CM Life, and MML Bay State are referred to as the “Company”) and the issuance of accumulation units by their respective separate accounts (collectively the “Separate Account” or “SA”) as set forth in their respective registration statements as set forth in the table below:

Product Name	Issuing Companies	SEC Registration Numbers
Variable Life Insurance (“VLI”)	MassMutual MML Bay State	MM: 33-31348 BS: 2-78828 (811-3542)

Variable Life Plus (“VL Plus”)	MassMutual MML Bay State	MM: 33-23126 BS: 33-19605

Variable Life Select (“VLS”)	MassMutual MML Bay State	MM: 33-89798 BS: 33-82060

Survivorship Variable Universal Life (“SVUL”)	MassMutual CM Life	MM: 333-41657 CM: 333-41667

Survivorship Variable Universal Life II (“SVUL II”)	MassMutual CM Life	MM: 333-88503 CM: 333-88493

Variable Universal Life (“VUL”)	MassMutual CM Life	MM: 333-49475 CM: 333-49457

Variable Universal Life II (“VUL II”)	MassMutual	MM: 333-50410

Leadership Variable Universal Life (“LVUL”)	MassMutual	MM: 333-50422

Variable Universal Life Guard (“VULG”)	MassMutual	MM: 333-101495

B. Life Insurance—This summary reflects the fact that the life insurance features of the Policies necessitate procedures that may differ in certain respects from the administrative policies and procedures for similar transactions applicable to variable annuity and mutual fund transactions.

C. In Good Order—generally means that the Company has received at its designated Administrative Office at P.O. Box 1865, Life Customer Service Center Hub, Springfield, MA 01102-1865, or such other locations as designated by the Company, including but not limited to bank “lock boxes,” everything that it needs to process the transaction accurately. For example, the Company may require certain forms to be completed and signed or that the policyowner provide unambiguous authorizations or instructions.

D. Financial Transactions—are those that involve the purchase or sale of accumulation units of one or more divisions of the SA and include such transactions as premium payments, transfers, and withdrawals/surrenders. Requests for Financial Transactions must be in a form, and must be transmitted to the Company by a method, approved by the Company. Financial Transactions will be effective as of the Valuation Date on which the request for the Financial Transaction is received in good order or becomes in good order, provided such request is received before 4:00 PM EST—the time the New York Stock Exchange (“NYSE”) normally closes. If the NYSE closes early, its closing time will be substituted for the 4:00 PM Eastern Standard Time. If receipt is after 4:00 PM, the Financial Transaction will be priced as of the next Valuation Date.

The Company will process Financial Transactions on a “same day” basis—that is, on the Valuation Date the request is received in good order or first becomes in good order. However, if the Financial Transaction constitutes redemption, such as a withdrawal or surrender, the Company will process the Financial Transaction within 7 days of when the request was received in good order or first becomes in good order. If the Financial Transaction occurs automatically, such as the deduction of Monthly Charges, transactions pursuant to a Dollar Cost Averaging Plan or a Portfolio Rebalancing Plan, the Financial Transaction shall be effective as of a date consistent with Sections II.B.5, 6, and 7 below. If the policyowner has

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, VULG, and LVUL

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assigned the policy, the assignee rather than the policyowner may be the only person having the right to initiate Financial Transactions. Policyowner requests that may affect future Financial Transactions, such as net premium allocation changes, elections to use Dollar Cost Averaging or Portfolio Rebalancing, generally will become effective within five business days of when the Company receives the request or election in good order.

E. Capitalized Terms—Capitalized terms refer to terms defined either in the Policy or the Policy’s prospectus.

F. Availability and Underwriting—Upon receipt of a completed application for a Policy, the Company will follow certain insurance underwriting policies and procedures designed to determine whether to issue a Policy. The Company may set and adjust minimum face amounts required for issuance of the Policies at any time without notice. Certain sections of this document will no longer apply to those Policies that are no longer for sale, including: VLI, VL Plus, VLS, VUL, LVUL, and SVUL.

II. Financial Transactions

A. Premium Payments

1. General: Premium payments are flexible as to both timing and amount. Any amount of premium may be paid at any time while the insured is living, subject to certain limitations imposed by the Company. The Company may adopt reasonable procedures for dealing with payments that are not in good order and therefore placed in suspense accounts.

a. Initial Premium Payments—SVUL II, VUL II, and LVUL:

(i) If the premium payment is received prior to or on the Issue Date of a policy, then the premium payment is deposited in the Company’s general account. If the policy is issued, interest is credited as of the date the premium payment was received in good order at the Administrative Office designated by the Company. No interest is credited if the Company does not issue the policy. Deductions from the premiums paid will occur if a Monthly Charge Date (“MCD”) occurs before the net premium is transferred to one or more of the Policy’s divisions and/or to the Policy’s Guaranteed Principal Account (“GPA”). Premium payments are transferred to one or more of the Policy’s divisions and/or to the GPA on the Valuation Date after the Register Date. If a policyowner requests in his/her application that the Company set the Policy Date to be a specific date earlier than the Issue Date, monthly charges will be deducted as of the Policy Date which will cover a period of time during which the policy in not in effect. If a policyowner pays a premium with her/his application and the Policy Date requested is earlier than the date the Company receives the payment, interest will accrue only from the date the Company receives the payment.

(ii) If the initial premium payment is received in good order after the policy is issued, the Company will allocate the net premium payment to the money market division, the divisions elected by the policyowner, and/or to the GPA, depending upon whether the state law governing the policy requires a “return of premium” or a “return of investment” (see next paragraph for more details).

(iii) “Good order” for initial premium payments means that the Part 1 of the Application is completed, a suitability review and approval have occurred, all producer licensing issues are resolved, all owner and insured information is furnished, all signatures are obtained, and all other requirements are satisfied as determined by the Company.

b. Initial Premium Payments—VULG: The Policyowner determines the first premium payable under the policy, but it must be at least equal to the minimum initial premium. The minimum initial premium depends on the insured’s chosen premium frequency, the policy’s initial face amount and death benefit options, the issue age, gender, and risk classification of the insured, and any riders on the policy.

The Company will allocate any net premiums received before the register date of the policy to our general investment account. The Company will not credit interest on the premium payment. The Company will allocate these amounts among the divisions and the Guaranteed Principal Account (“GPA”) according to your allocation

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, VULG, and LVUL

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instructions on the register date. If the Policyowner’s instructions indicate that a specific dollar amount of each net premium should be deposited in the GPA, we will allocate the policy’s value as follows:

(a)	The Company will determine the number of premium payments that would have been made, according to the premium payment frequency the Policyowner chose, between the policy date and the day before the register date;

(b)	The Company will multiply the dollar amount the Policyowner instructed us to allocate to the GPA by the number of premium payments determined in (a) above;

(c)	The Company will deposit that amount to the GPA;

(d)	The Company will allocate the remaining amount according to your current premium percentage allocation instructions; and

(e)	If the initial premium payment is received in good order after the policy is issued, the Company will allocate the net premium payment to the money market division, the divisions elected by the policyowner, and/or to the GPA, depending upon whether the state law governing the policy requires “return of premium” or a “return of investment.”

c. Crediting of Subsequent Premium Payments

(i) The Company will price and, to the extent practicable, process subsequent premium payments received in good order on a “same day” basis. Specifically, the Company will credit subsequent net premium payments to a policy on the Valuation Date on which the premium payment is received in good order at our Administrative Office or, if earlier, at the office of our designated “lockbox” for the processing of premium and other Policy payments.

(ii) If a subsequent premium payment would, pursuant to the Internal Revenue Code: (1) result in the policy no longer qualifying as life insurance or (2) would cause the policy to become a Modified Endowment Contract (“MEC”), the Company will only credit premiums to the policy to the extent such premium would not cause disqualification or MEC status. In such cases, the Company will refund promptly any premium not credited to the policy. If, however, the premium payment was received within 21 days prior to the policy Anniversary Date and the Company had billed the policyowner for Planned Premium due on or about the Anniversary Date, such premium payment will not be “in good order” if crediting the premium payment to the policy as of the Valuation Date it was received would result in disqualification or MEC status. In such a case, the Company will notify policyowner and seek instructions as to whether all or part of the premium payment should be credited and/or refunded to the policy. Upon receipt of instructions from the policyowner, the premium payment will be treated as received in good order and credited and/or refunded to the policy as indicated in the instruction letter. If, however, the policyowner instructs the Company to credit the entire premium to the policy even if this will make the policy a MEC, the Company will credit the premium payment as of the date the instructions and signed MEC form are received. If the Company has not received any instructions from the policyowner within a reasonable period of time, not to exceed 10 business days, the Company shall credit as much of the premium payment to the policy as possible without causing it to become a MEC or causing it to lose its qualification as life insurance. Such premium will be credited on the Valuation Date immediately following the expiration of the period of time given for policyowner instructions. However, if the premium payment is received within 10 days prior to the Policy Anniversary Date and the Company has billed the policyowner from planned premium due on or about the Anniversary Date, such premium will not be “in good order” if crediting the premium payment as of the Valuation Date would result in disqualification or MEC status. In such cases, the Company will hold the premium payment and credit it to the policy as of the Policy Anniversary Date or the next Valuation Date if the Policy Anniversary is not on a Valuation Date. These procedures may not apply if there has been material change to the policy that impacts the 7-pay limit or 7-pay period.

d. Free Look Refunds—The amount refunded under a specific policy’s “free-look” provision will be either a (a) return of premium or a (b) return of premium adjusted to reflect investment experience, as required by state law and as provided in the Policy. When the Policy provides for a return of premium, the initial net premium payments are allocated to the money market division for the number of free look days provided in the Policy and required by state law plus an additional six days and then transferred to the GPA and/or divisions of the SA as elected by the

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applicant or owner. Deductions are taken from the money market account if a MCD occurs before the Company transfers the funds to the GPA and/or divisions of the SA.

e. Maximum and Minimum Premium Payments in any Policy Year—The Policies provide for maximum and minimum premiums that may be paid. Each premium paid must be at least an amount set by the Company or, if greater, the amount needed to prevent the lapse and termination of the Policy.

f. Premium Payment Plans—The Company may provide, in its sole discretion, various methods for the payment of premiums. For example, the Company generally will send premium payment notices for the planned premium based on the amount and frequency in effect.

B. Separate Account (SA) Divisions—The policyowner may allocate premiums or transfer account value among the divisions of the applicable separate account; provided however, that the policyowner of a SVUL, SVUL II, VUL, VUL II, and LVUL Policy may not allocate premiums or transfer account value among more than sixteen divisions on a cumulative basis while the Policy is in effect. Effective May 1, 2003, this restriction will no longer apply. VL Plus may not allocate premiums or transfer account value among more than eight divisions on a cumulative basis while the Policy is in effect. The Company may increase the number of such divisions at its sole discretion.

1. Account Value—The account value is the sum of all net premium payments adjusted by periodic charges and credits and partial withdrawals. The policy’s account value will be allocated among the various divisions of the SA and the GPA as directed by the policyowner. The account value attributable to a particular division of the SA is reflected through the value of the units held in each division. Each unit within a division has the same value. Unit values are determined on each Valuation Date. The unit values will reflect a mortality and expense risk charge (M&E)1, as described in the Policies’ prospectuses. Deductions and credits are accomplished by purchasing or selling units of each division held under the policy.

2. Allocation Changes—The policyowner may change the allocation of net premium among the divisions and the GPA prospectively and such changes will become effective no later than five (5) business days after the Company have received the allocation change in good order.

3. Transfers—The transfer of account value between or among divisions and/or the GPA is allowed without charge subject to the following: (a) Transfer requests must be in writing or by some other means approved by the Company, such as by telephone or the internet or other electronic means; (b) Transfer limitations applicable to the GPA are described in the Policies’ prospectuses; (c) Transfers of values between or among the divisions or to the GPA will be made by selling accumulation units in a division and applying the value of the sold units to purchase units in the other division(s) or applying the value of the sold units to the GPA; (d) Transfers of values from the GPA to one or more divisions of the SA will be made by applying all or part of the value in the GPA (excluding any outstanding policy loans) to purchase accumulation units in the division(s). The Company currently imposes no limit on the number of transfers in a policy year other than from the GPA, but the Company reserves the right to limit transfers in the future to one every 90 days.

a. Limits on Frequent Transfers—The Policies are not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Such frequent trading can disrupt the management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Therefore, organizations and individuals that use market-timing investment strategies should not purchase these Policies.

If the Company, or the investment adviser to any of the funds available with these Policies, determine that a policyowner’s transfer patterns among funds reflect a market timing strategy, the Company reserves the right to take action, including, but not limited to:

•	not accepting transfer instructions from a policy owner; and

•	restricting a policyowner’s ability to submit transfer requests by overnight mail, facsimile transmissions, the telephone, the Internet or any other type of electronic medium.

[1]	For VULG, the M&E Charge is referred to as an “Asset Charge”.

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The Company will notify the policyowner in writing if it will not accept a transfer request or the Company implements a transfer restriction due to a policyowner’s use of market timing investment strategies. The Company will allow the policyowner to re-submit the rejected transfer request and any future transfer requests by regular mail only. If the Company does not accept a policyowner’s transfer request, the Company will return the policy value to the investment option that the policyowner attempted to transfer from as of the Valuation Date the transfer request is rejected.

Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund. The Company reserves the right to reject, without prior notice, any transfer request to a division if the division’s investment in the corresponding fund is not accepted for any reason.

The Company has the right to terminate, suspend or modify these transfer provisions.

4. Withdrawals & Surrenders—After the first policy year, partial withdrawals may be made at any time the policy is in force and the insured is living. The withdrawal amount shall include a withdrawal fee, if applicable – not to exceed $25. There is no surrender charge levied when a policyowner-elected partial withdrawal is taken. Withdrawals are subject to one or more of the following limitations, depending upon the Policy (see the Policy or its prospectus for details): (a) The minimum amount of a withdrawal (including the withdrawal fee) is $100; (b) The maximum amount of a withdrawal is 75% of the net surrender value as of the Valuation Date the withdrawal request is received, or first becomes, in good order; (c) The FA after a withdrawal must not be less than that specified in the Policy or as set forth in the Policy’s prospectus; (d) The withdrawal from each division cannot exceed the non-loaned account value allocated to that division as of the date of the withdrawal; and (e) no withdrawals are allowed after the insured has reached Attained Age 100 If the withdrawal amount is stated on the request as a percentage instead of a whole dollar amount, the request will not be in good order for certain. In such cases, the Company will calculate the dollar amount of the withdrawal by applying the percentage to the account value in the division(s) as of the preceding Valuation Date. At such time as the Company’s administrative systems can process percentage withdrawal requests without manual processing, a percentage request will no longer be considered not to be in good order just because it is expressed as a percentage rather than a whole dollar amount. For maximum withdrawals, requests are priced as of the date received in good order but are processed on the next Valuation Date in order to properly determine the maximum amount of the withdrawal allowed under the terms of the Policy. VLI has special rules applying to partial surrenders and surrenders that are described in the VLI Policy and its last effective prospectus. Surrenders and Withdrawals from the Separate Account will generally be processed within seven days of receipt of the written request.2

5. Dollar Cost Averaging Program (“DCA”)—When DCA, an automated transfer program, is available, an amount of money is initially placed in one division in the SA. Over a stipulated period of time and at a preset frequency, a specified amount of account value is transferred from that “source division” and allocated to other divisions (“object divisions”). DCA elections generally become effective within five business days after the Company receive the election in good order at our Administrative Office. The actual transfers begin on the next Valuation Date as specified in the election. However, for SVUL, SVUL II, VUL, VUL II, VULG, and LVUL Policies, DCA elections during the first 66 days after the Issue Date of the policy will become effective when the 66-day period expires. Therefore, DCA will begin on the next following DCA Transfer Day after the 66-day period expires. The minimum account value of the selected “source” division must be at least $1,000.00. If, on a specified DCA transfer date, the “source” division does not have enough value to make the transfer to the “object” divisions, the remaining value in the “source” division will be moved into the “object” division. DCA then will terminate automatically. The DCA Program is not available if Portfolio Rebalancing is in effect.

[2]	Payment from the Separate Account may be postponed whenever: (i) the New York Stock Exchange is closed for other than for customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account’s net assets. Payments from the portion of the Account Value held in the GPA may be postponed for up to six months. Payments under the Policy of any amount paid to the Company by check may be postponed until such time as the check has cleared the Policyowner’s bank.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL II, VUL, VUL II, VULG, and LVUL

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Generally, a request to change or cancel the election will not become effective until five business days after it is received in good order.

6. Portfolio Rebalancing Program (“PR”)—When PR, an automated transfer program, is available, a policyowner may maintain specified ratios of account values among selected divisions of the SA. PR elections will generally become effective within 5 business days of receipt of the election form in good order at our Administrative Office. However, the PR elections during the first 66 days after the Issue Date of the policy will become effective when the 66-day period expires. Therefore, Portfolio Rebalancing will begin on the next following rebalancing date after the 66-day period expire. If, on a specified Portfolio Rebalancing date, the amount to be transferred into or out of any one of the designated divisions is $25.00 or less (minimum transfer limit), Portfolio Rebalancing will not occur on that date. Portfolio Rebalancing will occur on the next designated rebalancing date as long as the amount to be transferred exceeds our minimum transfer limit. Generally, a request to change or cancel the election will not become effective until five business days after it is received in good order.

Dollar Cost Averaging and Portfolio Rebalancing may not be elected simultaneously.

7. Deductions & Charges

a. Monthly Charges—

For all products except VULG, Monthly Charges are handled as follows:

The policy is assessed monthly charges based on current rates, but the Company may change these rates periodically to reflect expectations for future mortality, investment, persistency and expense results; however, the current rates may not exceed the maximum guaranteed rates. If the date such charges would ordinarily be deducted is not a Valuation Date, such charges will be deducted as of the next Valuation Date.

(i)	Monthly charges will be deducted from the divisions of the SA and from the GPA on the MCD in proportion to the values of the policy in each of those divisions and in the GPA (excluding any outstanding loans).

(ii) Deductions for these charges will be effective on the Valuation Date that is on, or next follows, the latest of: (a) the Register Date; (b) the date the charges are due; and (c) the date the Company receive the amount of premium needed to prevent termination of the policy.

(iii) The Policies charges are described in the Policy and in the Policies’ prospectuses.

(iv) Directed Monthly Deduction Program (“DMDP”)—When DMDP, is available, a policyowner may elect to have monthly policy charges deducted from his/her account value in one investment option, rather than from all options on a pro rata basis. Deductions occur on Monthly Charge Dates, which are the same day of the month as the Policy Date. A request to elect, change or cancel will generally become effective within 5 business days of receipt of the election form in good order at our Administrative Office. If the next Monthly Charge Date is less than five days from the date we receive the election form in good order at our Administrative Office, the Company may defer the DMDP for one month. Additionally, provided there is sufficient account value in the designated DMDP investment option, the monthly charges will be deducted from the designated DMDP investment option on the appropriate Monthly Charge date. Insufficient account value within the designated DMDP investment option will result in monthly charges being deducted pro rata from all investment options with account value. Generally, a request to change or cancel the election will not become effective until five business days after it is received in good order. The Company reserves the right to modify the features of the DMDP at its sole discretion. DMDP is not available with VULG.

For VULG, Monthly Charges are handled as follows:

The charges are deducted from the account value on each monthly charge date. The monthly charge date is the date on which monthly charges for the policy are due. The first monthly charge date is the policy date, and subsequent monthly charge dates are on the same day of each succeeding calendar month.

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The policy’s monthly charge date will be listed in the policy specifications page. Monthly charges will be deducted:

A.	On the policy’s first two monthly charges dates: Proportionately from the unloaned fixed account value and the values in the divisions of the separate account.

If there is not enough account value on either of the first two monthly charge dates, the policy will enter the grace period, unless the GDB safety test is met. If the GDB safety test is met, monthly charges due will be reduced to the unloaned account value.

And,

B.	On all subsequent monthly charge dates: From the guaranteed principal account.

If there is not enough account value in the unloaned GPA on any of the subsequent monthly charge dates and the GDB measure is less than the GDB monthly factors, monthly charges will then be deducted proportionately from the unloaned fixed account value and the values in the divisions of the separate account.

If the GDB safety test is met (or, in some situations, just the GDB measure portion of the GDB safety test) the monthly charges due will be reduced to the value of the unloaned portion of the GPA and will be deducted solely from that account. These situations are discussed more fully in the Policy Termination section of the prospectus.

b. Premium Expense Charge—The policy is assessed a premium expense charge based on current rates but the Company, subject to certain maximum rates, may change these rates periodically to reflect expectations for future mortality, investment, persistency and expense results. Deductions for these charges will be effective on the Valuation Date that is on, or next follows, the latest of: (i) the Register Date; (ii) the date the charges are due; and (iii) the date the Company receive the amount of premium needed to prevent termination of the policy.

c. Surrender Charges—The Policies provide for the imposition of surrender charges in certain circumstances, as described in the Policies and their prospectuses. Elected decreases in FA (i.e. decreases resulting from other than a withdrawal or a change in the DBO) may result in a surrender charge. If so, it will be equal to the surrender charge as of the date of the decrease for that portion of any segment that is canceled under the decrease. Whenever a partial surrender charge is assessed, the ongoing surrender charges for each segment that is canceled (in full or in part) are reduced in proportion to the amount of the reduction in FA for that segment. If the partial surrender charge for a decrease is greater than the account value of the policy, then the partial surrender charge for that decrease is equal to the account value on the date of the withdrawal. The surrender charge after the decrease equals the surrender charge prior to the decrease, less the partial surrender charge taken. If the full surrender charge cannot be taken from one segment, it will be taken from prior segments. Any segment that is eliminated as a result of a FA decrease remains active with zero units and the surrender charge remains active on that segment. The surrender charge on such a segment will only be recovered in the event of a full surrender.

d. Changes in Current Rates—The Company, at its sole discretion may revise annually Insurance Charge Rates, monthly Policy Loan Expense Charge (PLEC), Premium Expense Charge (PEC), Face Amount Charge (FAC), and Monthly Administrative Charge (MAC). Such revised charges are effective from the MCD on or next following the date the Company implements the changes for all new issues and all in force policies.

8. Policy Loans—After the free look period has expired and while the insured is living, policy loans can be made at any time in accordance with the terms of the Policy and /or as described in the Policy’s current prospectus. Loan repayments must be clearly identified as such; otherwise, they will be considered premium payments. The amount equal to any outstanding policy loans will be held in the GPA. If policy loan interest is capitalized, there will be an automatic transfer of such amount from the divisions of the SA to the GPA. The amount transferred from each division of the SA will be in proportion to the non-loaned value in each of the funds as of the effective date of the loan. Any interest added to the loan will be treated as a new loan. As to VULG, VL Plus and VLS, both maximum and net policy loans are priced and processed on the valuation date the request is received in good order at the Company’s Administrative Office. For SVUL, SVUL II, VUL, VUL II, and LVUL Policies, requests for maximum loans are generally processed on the Valuation Date

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following the Valuation Date the request is received in good order and are priced as of the Valuation Date the request is received in good order. This procedure is necessary to determine what the maximum loan amount would be using the Valuation Date the request is first received in good order. At some future time, the Company may modify its systems so that the pricing and processing occurs on the same Valuation Date. For VL Plus, all loan repayments are paid into the GPA, even if no funds came from the GPA, until the loan is repaid in full.

9. Death Benefits

a. General—The Policies, except for SVUL and SVUL II, insure a single life and pay a death benefit upon due proof of the death of the insured and receipt of all information, forms and documents needed to make the claim in good order. SVUL and SVUL II insure two lives and pays a death benefit at the second death. As long as the Policies remain in force, the Company will pay a Death Benefit to the named Beneficiary or Beneficiaries in accordance with the designated Death Benefit option(s). The amount of the death benefit is determined as of the date of the insured’s death. These Death Benefit procedures apply to any Death Benefit payable pursuant to the terms of any rider attached to the Policies, unless such rider explicitly provides otherwise.

b. Investigations—A claim for death benefits shall not be in good order until the Company has concluded an investigation of the claim involving the death of the insured, if such death occurred during the first two policy years, or if that coverage is reinstated, two years after the date of reinstatement and during the first two years after an increase in Selected Face Amount, and in any other circumstances in which the Company may have a basis for contesting the claim. Upon receipt of a report containing the results of a completed investigation, the Company usually will make a determination within five business days as to whether the claim will be paid.

c. In Good Order—The Company will generally process and pay the death benefit within seven days from the date on which the claim becomes in good order, that is, from the date the Company has: (1) verified the validity of the claim; (2) received due proof of death of the insured; (3) received all necessary forms and documents from the Beneficiary or Beneficiaries; and (4) determined that all other information or documentation has been received and is in good order.

d. Delay of Payment of Death Benefit—Payment of Death Benefits may be postponed under certain circumstances, as permitted by federal securities laws and regulations and state insurance laws and regulations.

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e. Payment Options—As discussed in II.B.9.a., each Policy provides a death benefit option(s). The Policies’ Death Benefit(s) are described in the Policy and in the Policies’ current prospectuses. Depending on the Policy, the following Death Benefit Option(s) may be available:

(i) Under Death Benefit Option 1 (“DBO 1”) the death benefit is the greater of: (a) The Face Amount (“FA”) in effect on the date of the insured’s death; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

(ii) Under Death Benefit Option 2 (“DBO 2”), the death benefit is the greater of: (a) The FA in effect on the date of the insured’s death plus the account value on that date; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

(iii) Under Death Benefit Option 3 (“DBO 3”), the death benefit is the greater of: (a) The FA in effect on the date of the insured’s death plus the sum of all premiums paid, less any premium refunds to that date; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

(iv) Under Death Benefit Option 4 (“DBO”), the death benefit is the greater of (a) The FA plus the account value on the date of death less the Guaranteed Principal Account in excess of the amount of any policy loan; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

f. The Minimum Death Benefit—is equal to the account value multiplied by the Death Benefit Factor for the insured’s attained age. The Death Benefit Factor depends on the IRC 7702 test chosen at issue by the Owner (Cash Value or Guideline Premium test).

g. Adjusted Death Benefit—The Company shall deduct from the Death Benefit any policy debt outstanding on the date of the insured’s death (including any accrued loan interest) and any unpaid premium amount needed to avoid termination during the policy grace period to the date of the insured’s death.

h. Interest on Death Benefit—The Company will credit interest from the date of the insured’s death to the date of payment if the Death Benefit is paid in one sum or until the effective date of any applied payment option elected. The amount of interest will be computed using an effective annual rate not less than 3% or, if greater, the annual rate required by law.

D. Increases in Face Amounts (“FA”)

1. While the insured is living, the FA may be increased by Request. Any increases in FA is subject to the following conditions: (a) Submission of a written application for increase; (b) Satisfactory evidence of insurability must be provided for the insured; (c) For, VUL, VUL II, and LVUL, no increase may be made after the Policy Anniversary Date nearest the insured’s 85th birthday; For SVUL and SVUL II, no increase may be made after the younger Insured reaches Attained age 85 or if earlier, after the older Insured reaches Attained Age 90; For VLP, no increase may be made less than six months after the Policy Date or another increase or after the Insured reaches Attained age 82; For VLS, no increase may be made after the Insured reaches Attained Age 80; For VULG, no increase may be made after the Insured reaches Attained Age of 90; (d) The minimum amount of any increase is $15,000; the minimum amount of any increase for SVUL and SVUL II is $50,000.

2. The effective date of a FA increase is described in the Policy and in the Policies’ current prospectuses. For VUL, VUL II, SVUL, SVUL II and LVUL, the monthly charges that apply to each elected FA increase are the FA charge and the insurance charge.

For all products, additional face amount charges and surrender charges will apply for each FA increase. Additionally, for VULG, GDB factors will apply for each FA increase. The administrative charge applies once to the policy as a whole. The premium expense charge also applies to each elected FA increase. The charges associated with the increase will be deducted from the account value beginning on the effective date of the increase.

3. Premium payments received once an increase becomes effective will be allocated to each segment of the FA. The premium allocation will be made on a pro rata basis using the expense premium for each segment. If the account value is insufficient to continue the changed policy in force for three months at the new monthly charges, the Company may require a payment sufficient to increase the account value to such amount.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, VULG, and LVUL

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C. Decreases in FA

1. After the first policy year, the FA may be decreased at the Owner’s Request while the insured is living.

2. Elected decreases in FA (i.e., decreases resulting from other than a withdrawal or a change in the DBO) are taken from the most recent increase.

3. Non-elected decreases in FA (i.e., decreases resulting from a withdrawal or a change in the DBO) are administered by canceling previously issued segments on a last-in-first-out basis. No surrender charge is assessed when the FA is reduced as the result of a non-elected decrease.

4. For VULG, no decreases in FA may be made after the insured’s Attained Age 99 or if the decrease would result in a FA less than the minimum initial FA of $50,000.

D. Reinstatement—A policy may be reinstated in accordance with its terms. Reinstatement requires a written application, evidence of insurability on the insured and payment of an amount, treated as premium, necessary to keep the policy in force for 3 months from the date of reinstatement. The policy will be reinstated on the MCD that is on or precedes the date the Company approves the application (“Reinstatement Date”). Upon reinstatement approval, the premium will be applied and the premium expense charge is deducted. Monthly deductions begin as of the Reinstatement Date. Surrender charges are the same as those had the policy not terminated. However, if the surrender charge was taken when the policy terminated, the applicable surrender charges will not be reinstated. Neither account value nor policy debt as of the date of termination is reinstated. In other words, a reinstatement does not reinstate any policy loan outstanding at the time of the policy’s termination. Furthermore, the account value of the reinstated policy is based solely on the payment of the premium upon reinstatement.

Additionally, for VULG, reinstatement premium will be allocated in accordance with the net premium allocation instructions that were in effect on the date that policy lapsed. The GDB measure will reflect the amount of any reinstatement premium that is allocated to the GPA. The GDB measure is then reduced by the GDB monthly factors calculated for the next monthly charge date.